SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 8, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 8, 2026.

Autonomous City of Buenos Aires, April 8th 2026

To

CNV/BYMA/MAE

Please be advised that the Shareholders’ Meeting held on the date hereof resolved to separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of AR$ 138,956,468,470 (amount expressed in constant currency as of 31 December 2025), which expressed in constant currency as of 28 February 2026 amounts to AR$ 147,101,261,954 and represents AR$ 217.33 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019.

It is hereby stated that these consist of distributable profits obtained from realized earnings arising from the audited annual financial statements for the fiscal year beginning January 1st, 2025; that the amount approved for distribution complies with the maximum limit established by Communiqué “A” 8410 issued by the BCRA; and that the proposed dividend payment does not breach any commitments undertaken by the Bank.

Pursuant to the provisions of Communique “A” 8410, financial entities shall be able to distribute profits in 3 monthly equal and non-cumulative installments as from the third business day of May and of each month in which the payment is made. The amount of each dividend instalment shall be paid in constant currency as of the date of the shareholders' meeting.

Please be advised that for all references contained herein as to re-expressing any amounts in constant currency, the applicable rate shall be the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

Accordingly, pursuant to the provisions of Communique “A” 7984 mentioned above, Banco Macro S.A. shall request the BCRA authorization for the distribution of the dividends approved by the Shareholders’ Meeting first above mentioned.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer